UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended July 31, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FINANCIAL INFORMATION
Condensed Consolidated Financial Statements — Unaudited
AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS — UNAUDITED
(IN MILLIONS)

	Company				Predecessor
	Three Months Ended July 31,		Nine Months Ended July 31,		One Month Ended
	2007	2006	2007	2006	November 30, 2005
Net revenue	$387	$418	$1,157	$1,036	$119
Costs and expenses:
Cost of products sold:
Cost of products sold	235	254	710	674	91
Amortization of intangible assets	16	15	46	41	—
Asset impairment charges	140	—	140	—	—
Restructuring charges	8	1	23	1	—

Total cost of products sold	399	270	919	716	91
Research and development	53	58	156	139	22
Selling, general and administrative	44	59	149	176	27
Amortization of intangible assets	7	13	23	51	—
Asset impairment charges	18	—	18	—	—
Restructuring charges	3	2	14	2	1
Acquired in-process research and development	1	—	1	—	—

Total costs and expenses	525	402	1,280	1,084	141

Income (loss) from operations	(138)	16	(123)	(48)	(22)
Interest expense	(26)	(34)	(83)	(114)	—
Loss on extinguishment of debt	(1)	—	(11)	—	—
Other income, net	2	2	8	8	—

Loss from continuing operations before income taxes	(163)	(16)	(209)	(154)	(22)
Provision for income taxes	4	1	8	3	2

Loss from continuing operations	(167)	(17)	(217)	(157)	(24)
Income (loss) from and gain on discontinued operations, net of income taxes	—	(6)	60	8	—

Net loss	$(167)	$(23)	$(157)	$(149)	$(24)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS — UNAUDITED
(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	July 31,	October 31,
	2007	2006 (1)
ASSETS

Current assets:
Cash and cash equivalents	$213	$272
Trade accounts receivable, net	219	187
Inventory	142	169
Other current assets	37	34

Total current assets	611	662
Property, plant and equipment, net	306	417
Goodwill	122	116
Intangible assets, net	820	973
Other long-term assets	37	49

Total assets	$1,896	$2,217

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$165	$165
Employee compensation and benefits	50	68
Accrued interest	17	38
Capital lease obligations — current	2	3
Other current liabilities	24	77

Total current liabilities	258	351

Long-term liabilities:
Long-term debt	917	1,000
Capital lease obligations — non-current	4	4
Other long-term liabilities	31	31

Total liabilities	1,210	1,386

Commitments and contingencies (Note 13)

Shareholder’s equity:
Redeemable convertible preference shares, no par value; none issued and outstanding on July 31, 2007 and October 31, 2006	—	—
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on July 31, 2007 and October 31, 2006	1,070	1,058
Accumulated deficit	(384)	(227)

Total shareholder’s equity	686	831

Total liabilities and shareholder’s equity	$1,896	$2,217

(1)	Amounts as of October 31, 2006 have been derived from audited financial statements as of that date.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED
(IN MILLIONS)

	Company		Predecessor
	Nine Months Ended July 31,		One Month Ended
	2007	2006	November 30, 2005
Cash flows from operating activities:
Net loss	$(157)	$(149)	$(24)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	134	159	6
Amortization of debt issuance costs	3	21	—
Asset impairment charges	158	—	—
Gain on discontinued operations	(58)	—	—
Loss on extinguishment of debt	11	—	—
Loss on sale of property, plant and equipment	2	1
Non-cash portion of restructuring charges	1	—	—
Acquired in-process research and development	1	2	—
Share-based compensation	13	2	4
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	(32)	128	1
Inventory, net	30	19	(3)
Accounts payable	—	29	(6)
Employee compensation and benefits	(18)	49	—
Other current assets and current liabilities	(76)	15	(19)
Other long-term assets and long-term liabilities	12	20	2

Net cash (used in) provided by operating activities	24	296	(39)

Cash flows from investing activities:
Purchase of property, plant and equipment	(27)	(47)	(6)
Acquisitions, net of cash acquired	(27)	(2,707)	—
Proceeds from sale of property, plant and equipment	—	1	—
Proceeds from sale of discontinued operations	65	665	—

Net cash (used in) provided by investing activities	11	(2,088)	(6)

Cash flows from financing activities:
Proceeds from borrowings, net of financing costs	—	1,666	—
Debt repayments	(92)	(725)	—
Issuance of ordinary shares, net of issuance costs	—	1,051	—
Cash settlement of equity awards	(1)	—	—
Issuance of redeemable convertible preference shares, net of issuance cost	—	250	—
Redemption of redeemable convertible preference shares, net	—	(249)	—
Dividend paid on redeemable convertible preference shares	—	(1)	—
Payment on capital lease obligation	(1)	—	—
Net invested equity -— Predecessor	—	—	45

Net cash (used in) provided by financing activities	(94)	1,992	45

Net increase (decrease) in cash and cash equivalents	(59)	200	—
Cash and cash equivalents at the beginning of period	272	—	—

Cash and cash equivalents at end of period	$213	$200	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Basis of Presentation
Overview
     Avago Technologies Finance Pte. Ltd. (“we,” the “Company,” “Avago Finance” or “Successor”) was organized under the laws of the Republic of Singapore in September 2005. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. (“Agilent”). On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “ SPG Acquisition”).
     Avago Finance is a wholly owned subsidiary of Avago Technologies Holding Pte. Ltd. (“Holdings”), which is wholly owned by Avago Technologies Limited (“Parent”) (formerly known as Argos Acquisition Pte. Ltd. and Avago Technologies Pte. Limited). All three of these companies were formed for the purpose of facilitating the SPG Acquisition and are collectively referred to as the “Holding Companies.”
     We are a leading supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals.
Basis of Presentation
Interim Financial Information
     The unaudited condensed consolidated financial statements include the accounts of Avago Finance and all of its subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany transactions and balances have been eliminated in consolidation.
     Interim information presented in the unaudited condensed consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended October 31, 2006 included in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission (“SEC”) on January 8, 2007.
     The operating results for the three and nine months periods ended July 31, 2007 are not necessarily indicative of the results that may be expected for the year ending October 31, 2007 or for any other future period. The balance sheet as of October 31, 2006 is derived from the audited financial statements as of that date.
The Company
     The accompanying unaudited condensed statements of operations and cash flows are presented as Predecessor and Company, which relate to the period preceding the SPG Acquisition and the period succeeding the SPG Acquisition, respectively.
     We did not have any significant operating activity prior to December 1, 2005. The one month period ended November 30, 2005 represents solely the activities of the Predecessor. The Predecessor’s combined financial statements were prepared using Agilent’s historical cost bases for the assets and liabilities. The Predecessor financial statements include allocations of certain Agilent corporate expenses, including centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other Agilent corporate and infrastructure costs. The expense allocations were determined on bases that Agilent considered to be a reasonable reflection of the utilization of services provided to or the benefit received by Predecessor. These internal allocations by Agilent ended on November 30, 2005. From and after December 1, 2005, we acquired select services on a transitional basis from Agilent under a Master Separation Agreement (“MSA”). We have brought on line substitute services either provided internally or through outsourcing vendors retained by us. Agilent’s obligations under the MSA terminated on August 31, 2006. Therefore, the financial information presented in the Predecessor’s financial statements is not necessarily indicative of what our consolidated financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity. Further, our results in fiscal 2006 reflect a changing combination of Agilent-sourced and internally-sourced services and do not necessarily represent our cost structure that applies in current or future periods when all such services are sourced solely by us. All references herein to the nine months ended July 31, 2006 represent the operations since the SPG Acquisition (effectively eight months).
     The Predecessor financial information is presented on the historical basis of accounting compared to the Successor financial information, which reflects the fair value of the net assets acquired on the acquisition date rather than their historical cost.
     Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.
     Concentrations of credit risk and significant customers. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.
     In the three and nine months ended July 31, 2007, one of our customers accounted for more than 10% of our total revenue. In the three and nine months ended July 31, 2006, two and three of our customers each accounted for more than 10% of our total revenue, respectively. As of July 31, 2007, none of our customers accounted for more than 10% of our net accounts receivable. As of October 31, 2006, two of our customers accounted for more than 10% of our net accounts receivable.
     Earnings per share. Because we only have one shareholder (Holdings) and no common shares trading in a public market, information on earnings (loss) per share is not meaningful and has not been presented.
Reclassifications
     Certain reclassifications have been made to the prior year unaudited condensed consolidated statements of operations and cash flows to conform to the current period presentation. These reclassifications have no impact on previously reported net loss or net cash activities.
Recent Accounting Pronouncements
     In December 2006, the Financial Accounting Standard Board (“FASB”) issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The guidance is effective for fiscal years beginning after December 15, 2006. We are currently evaluating this new pronouncement and the related impact on our financial statements.
     In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115.” SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating this new pronouncement and the related impact on our financial statements.
2. Inventory
     Inventory consists of the following (in millions):

	July 31,	October 31,
	2007	2006
Finished goods	$48	$50
Work-in-process	79	109
Raw materials	15	10

	$142	$169

3. Polymer Optical Fiber Acquisition
     During the third quarter ended July 31, 2007, we acquired the Polymer Optical Fiber (“POF”) business from Infineon Technologies AG for $27 million in cash (the “POF Acquisition”). The purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $30 million, including intangible assets of $17 million and goodwill of $6 million; and total liabilities of $3 million. From the acquisition date, the results of operations of POF business are included in our condensed consolidated statements of operations and were not material to revenues or net loss for the period following acquisition. If we accounted for the acquisition as if it had been acquired as of the beginning of the fiscal 2007 and fiscal 2006, pro forma revenues and net loss for the three and nine month periods ended July 31, 2007 and 2006, respectively, would not have been materially different than reported amounts.
4. Goodwill
     The following table summarizes the changes in goodwill:

Balance as of October 31, 2006	$116
POF Acquisition	6

Balance as of July 31, 2007	$122

5. Intangible Assets
     The components of amortizable purchased intangibles as of July 31, 2007 and October 31, 2006 are shown in the table below (in millions):

	Gross Carrying	Accumulated
	Amount	Amortization	Net Book Value
As of July 31, 2007:
Purchased technology	$722	$(103)	$619
Customer and distributor relationships	248	(47)	201
Order backlog	31	(31)	—
Other	2	(2)	0

Total	$1,003	$(183)	$820

As of October 31, 2006:
Purchased technology	$796	$(57)	$739
Customer and distributor relationships	266	(33)	233
Order backlog	31	(31)	—
Other	2	(1)	1

Total	$1,095	$(122)	$973

     Amortization of intangible assets included in continuing operations was $23 million and $28 million for the three months ended July 31, 2007 and 2006, respectively, and $69 million and $92 million for the nine months ended July 31, 2007 and 2006, respectively. Amortization of intangible assets included in continuing operations was immaterial for the one month ended November 30, 2005.
     During the three months ended July 31, 2007, in connection with the POF acquisition we recorded $17 million of intangible assets with weighted-average amortization period of 14 years (see Note 3. Polymer Optical Fiber Acquisition). During the three months ended January 31, 2007, intangible assets with a gross carrying amount of $21 million were sold as part of the image sensor operation, net of accumulated amortization of $8 million (See Note 10. “Discontinued Operations”).
     As discussed in Note 7. “Restructuring and Asset Impairment Charges,” during the three months ended July 31, 2007 we recorded an impairment charge pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” of $88 million for intangible assets (purchased technology and customer and distributor relationships), $72 million of which was recorded in cost of products sold and the remaining $16 million was recorded in selling, general, and administrative in the condensed consolidated statement of operations.

     Based on the amount of intangible assets subject to amortization at July 31, 2007, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2007 (remaining)	$22
2008	86
2009	78
2010	78
2011	76
2012	76
Thereafter	404

$820

     The weighted average amortization periods remaining by intangible asset category at July 31, 2007 were as follows:

Years
Amortizable intangible assets:
Purchased technology	12
Customer and distributor relationships	10
6. Senior Credit Facilities and Borrowings
Senior Credit Facilities
     We have a revolving credit facility in the amount of $250 million which includes borrowing capacity available for letters of credit and for borrowings and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of July 31, 2007, we have not borrowed under the revolving credit facility, although we had $11 million of letters of credit outstanding under the facility.
     We were in compliance with all financial and non-financial covenants relating to the senior secured credit facilities as of July 31, 2007.
Senior Notes and Senior Subordinated Notes
     In connection with the SPG Acquisition, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8% senior notes due December 1, 2013 (the “Senior Fixed Rate Notes”), (ii) $250 million principal amount of senior floating rate notes due June 1, 2013 (the “Senior Floating Rate Notes” and, together with the Senior Fixed Rate Notes, the “Senior Notes”), and (iii) $250 million principal amount of 11 7/8% senior subordinated notes due December 1, 2015 (the “Senior Subordinated Notes”). The Senior Notes and the Senior Subordinated Notes are collectively referred to as the “notes.” We received proceeds of $966 million, net of $34 million of related transaction expenses in the year ended October 31, 2006. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense. The rate for the Senior Floating Rate Notes was 10.86% at July 31, 2007.
     During the three months ended April 30, 2007, we completed our “Modified Dutch Auction” tender offer and repurchased $77 million in principal amounts of the Senior Fixed Rate Notes and paid $7 million in early tender premium, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.
     During the three months ended July 31, 2007, we repurchased $6 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $1 million.
7. Restructuring and Asset Impairment Charges
     In the first quarter of 2007, we began to increase the use of outsourced service providers in our manufacturing operations. In connection with this action, we introduced a largely voluntary severance program intended to reduce our workforce by approximately 30% through July 31, 2007, primarily in our major locations in Asia. As a result, during the nine months ended July 31, 2007, we incurred total restructuring charges of $37 million, predominantly representing one-time employee termination benefits.

     The significant activity within and components of the restructuring charges during the nine months ended July 31, 2007 are as follows (in millions):

	Employee	Asset
	Termination	Abandonment	Excess
	Costs	Costs	Lease	Total
Charges to cost of products sold	$22	$1	$—	$23
Charges to research and development	2	—	—	2
Charges to selling, general and administrative	11	—	1	12
Cash payments	(32)	—	—	(32)
Non-cash portion	—	(1)	—	(1)

Accrued restructuring as of July 31, 2007 - included in other current liabilities	$3	$—	$1	$4

     The remaining balance of accrued restructuring as of July 31, 2007 is expected to be paid during the three months ending October 31, 2007.
     During the three months ended July 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with SFAS No. 144 of the recoverability of the carrying value of certain manufacturing facilities (the “asset group”).
     SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter we assessed whether there had been a material impairment in certain long-lived assets pursuant to SFAS No. 144. Based on such assessment, we recorded impairment charges of $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.
     The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.
8. Share-Based Compensation
     Effective November 1, 2006 (fiscal 2007), we adopted the provisions of SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using the Black-Scholes valuation model with a straight-line amortization method. As SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the three and nine months ended July 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account for any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current market price of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock.
     The impact on our results for share-based compensation for the nine months ended July 31, 2007 was as follows (in millions):

Nine Months Ended
July 31,
2007
Cost of products sold	$1
Research and development	—
Selling, general and administrative	12

Total share-based compensation expense	$13

     The weighted-average assumptions utilized for our Black-Scholes valuation model for options granted during the three and nine months ended July 31, 2007 are as follows:

	Three Months Ended	Nine Months Ended
	July 31, 2007	July 31, 2007
Risk-free interest rate	4.96%	4.67%
Dividend yield	0%	0%
Volatility	44%	47%
Expected term (in years)	6.5	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin (“SAB”) No. 107.
     Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the three and nine months ended July 31, 2007 was $5.27 and $5.06, respectively.
     Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.
     Total compensation cost of options granted but not yet vested, as of July 31, 2007, was $27 million, which is expected to be recognized over the weighted average period of 4 years.
     A summary of award activity under the share option plans is described as follows (in millions, except per-share amounts and contractual life):

	Awards Outstanding
				Weighted-
			Weighted-	Average
	Awards		Average	Remaining	Aggregate
	Available for	Number	Exercise Price	Contractual Life	Intrinsic
	Grant	Outstanding	Per Share	(in years)	Value
Balance as of October 31, 2006	8	18	$4.87
Granted	(5)	5	8.85
Cancelled	3	(3)	4.75

Balance as of July 31, 2007	6	20	5.95	8.32	$86

Vested as of July 31, 2007		4	4.28	7.39	24
Vested and expected to vest as of July 31, 2007		15	5.77	8.22	65
     The following table summarizes significant ranges of outstanding and exercisable awards under the share option plans as of July 31, 2007 (in millions, except exercise price amounts and contractual life):

	Awards Outstanding			Awards Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices	Outstanding	(in years)	Per Share	Exercisable	Per Share
$ 1.25	1	5.40	$1.25	1	$1.25
5.00	14	8.07	5.00	3	5.00
6.48	1	9.06	6.48	—	—
10.22	4	9.67	10.22	—	—

Total	20	8.32	5.95	4	4.28

Pro Forma Information for Periods Prior to the Adoption of SFAS No. 123R
     Prior to the adoption of SFAS No. 123R, we provided the disclosures required under SFAS No. 123. The pro forma information for the three and nine months ended July 31, 2006 was as follows:

	Company
	Three Months Ended	Nine Months Ended
	July 31,	July 31,
	2006	2006
	(In millions)
Net loss — as reported	$(23)	$(149)
APB 25 share-based compensation	1	1
SFAS 123 compensation expense, net of tax	(1)	(2)

Net loss — pro forma	$(23)	$(150)

     Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.
     Predecessor’s employees participated in Agilent’s share-based compensation plans. On November 1, 2005, Predecessor adopted the provisions of SFAS No. 123R using the modified prospective transition method. As a result, share-based compensation of $4 million was recorded in Predecessor’s statement of operations for the one month ended November 30, 2005, and therefore pro forma disclosure in accordance with SFAS No. 123 was not applicable for this period.
     The fair value of options granted during the three and nine months ended July 31, 2006 under SFAS No. 123 and Predecessor’s one month ended November 30, 2005 under SFAS No. 123R were estimated using a Black-Scholes valuation model with the following weighted-average assumptions:

	Company
	Three and Nine	Predecessor
	Months Ended	One Month Ended
	July 31, 2006	November 30, 2005
Risk-free interest rate for options	5.0%	4.3%
Risk-free interest rate for the 432(b) Plan	—	4.3%
Dividend yield	0.0%	0.0%
Volatility for options	0.0%	29.0%
Volatility for the 423(b) Plan	—	30.0%
Expected term for options (in years)	6.5	4.25
Expected term for the 423(b) Plan (in years)	—	0.5 to 1
9. Income Taxes
     We recorded income tax expense of $4 million and $8 million for the three and nine months ended July 31, 2007, respectively, compared to income tax expense of $1 million and $3 million for the three and nine months ended July 31, 2006, respectively.
     We plan to maintain a full valuation allowance in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.
10. Discontinued Operations
Image sensor operation
     On November 17, 2006, we entered into a definitive agreement to sell our image sensor operation to Micron Technology, Inc. (“Micron”) for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $55 million of net proceeds, including $2 million of earn-out payments during the nine months ended July 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the image sensor operation to another party for $12 million. We recorded a gain on the sale of approximately $48 million for both of these transactions, which was reported as income and gain from discontinued operations.

     The following table summarizes the results of operations of the image sensor operation, included in discontinued operations in our unaudited condensed consolidated statements of operations for the nine months ended July 31, 2007 and 2006, and one month ended November 30, 2005 (in millions):

	Company		Predecessor
	Nine Months Ended July 31,		One Month Ended
	2007	2006	November 30, 2005
Net revenue	$9	$37	$6
Costs, expenses and other income, net	(8)	(41)	(7)
Gain on sale of business	48	—	—

Income (loss) and gain from discontinued operations, net of taxes	$49	$(4)	$(1)

Storage and printer ASICs businesses
     On May 1, 2006, we sold our printer ASICs business to Marvell International Technology Ltd. (“Marvell”). We received $245 million in net proceeds at the close of the transaction. In addition, our agreement with Marvell provided for up to $35 million in additional performance-based payments by Marvell to us upon the achievement of certain revenue targets by the acquired business, of which $10 million was received during the nine months ended July 31, 2007.
     During the nine months ended July 31, 2007, we also recognized $1 million of income from discontinued operations, net of taxes relating to our storage business that was sold during the quarter ended July 31, 2006.
11. Related-Party Transactions
     We recorded $1 million and $4 million of expenses for each of the three and nine months ended July 31, 2007 and 2006, respectively, for ongoing consulting and management advisory services provided by Kohlberg Kravis Roberts & Co. (“KKR”) and Silver Lake Partners (“Silver Lake”). Additionally, we paid KKR and Silver Lake a total of $1 million in advisory fees, which were charged to gain on sale of discontinued operations during the nine months ended July 31, 2007, in connection with the divestiture of the image sensor operation (see Note 10. “Discontinued Operations”).
     We recorded $0 million and $1 million of charges for the three and nine months ended July 31, 2007, respectively, and $1 million of charges each for the three and nine months ended July 31, 2006, respectively, in connection with variable accounting related to the 800,000 options granted to Capstone Consulting, a company affiliated with KKR.
     Mr. Michael Marks, a member of our board of directors until July 31, 2007, was the Chief Executive Officer of Flextronics International Ltd. (“Flextronics”) until December 2005 and remains chairman of the board of Flextronics. Mr. James A. Davidson, a member of our board of directors, also serves as a director of Flextronics. In the ordinary course of business, we continue to sell products to Flextronics, which during the three and nine months ended July 31, 2007 accounted for $8 million and $27 million of revenue from continuing operations, respectively, and during the three and nine months ended July 31, 2006 accounted for $6 and $23 million of revenue from continuing operations, respectively. Trade accounts receivable due from Flextronics as of July 31, 2007 and October 31, 2006 were $5 million and $8 million, respectively.
     Ms. Mercedes Johnson, our Senior Vice President, Finance and Chief Financial Officer, is a director of Micron. In December 2006, we completed the sale of our image sensor operation to Micron. Ms. Johnson recused herself from all deliberations of the board of directors of Micron concerning this transaction (see Note 10, “Discontinued Operations”).
12. Segment Information
     SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim consolidated financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have aggregated our operating segments into one reportable segment based on the nature of our products. In aggregating our operating segments, we have considered the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. Our Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

     The following table presents net revenue and long-lived asset information based on geographic region. Net revenue is based on the origination of the shipments and long-lived assets are based on the physical location of the assets (in millions):

	Singapore
	and	United	Rest of
	Malaysia	States	the World	Total
Company
Net revenue:
Three months ended July 31, 2007:	$287	$68	$32	$387
Nine months ended July 31, 2007	850	208	99	1,157
Three months ended July 31, 2006:	294	88	36	418
Nine months ended July 31, 2006	721	237	78	1,036
Long-lived assets:
As of July 31, 2007	149	142	15	306
As of October 31, 2006	176	229	12	417

Predecessor
Net revenue:

One month ended November 30, 2005 (1):	$84	$31	$28	$119

(1)	Net revenue for the one month ended November 30, 2005 of each geographic region includes net revenue from discontinued operations which totaled $24 million.
13. Commitments and Contingencies
Commitments
     Operating Lease Commitments. On January 10, 2007, we entered into a lease extension for our lease in San Jose, California. This extension will terminate in the first quarter of 2016. We lease certain real property and equipment from Agilent and unrelated third parties under non-cancelable operating leases. Our future minimum lease payments under our leases at July 31, 2007 were $3 million for the remainder of 2007, $10 million for 2008, $6 million for 2009, $6 million for 2010, $2 million for 2011, $2 million for 2012 and $7 million thereafter.
     Purchase Commitments. At July 31, 2007, we had unconditional purchase obligations of $24 million for fiscal 2007 and none thereafter. These unconditional purchase obligations include agreements to purchase inventories that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.
     Long-Term Debt. At July 31, 2007, we had debt obligations of $917 million, with no principal due on the debt obligations before the beginning of fiscal year 2013. Estimated future interest expense payments related to debt obligations at July 31, 2007 were $25 million for the remainder of 2007, $101 million for 2008, $101 million for 2009, $101 million for 2010, $100 million for 2011, $99 million for 2012 and $153 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the Senior Floating Rates Notes as was in effect on July 31, 2007, commitment fees and letter of credit fees.
     There were no other substantial changes to our contractual commitments during the nine months ended July 31, 2007.
Other Indemnifications
     As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and the state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. We also from time to time provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In addition, we also enter into customary indemnification arrangements with buyers in connection with business dispositions. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion and analysis supplement the management’s discussion and analysis with respect to the fiscal year ended October 31, 2006 and the related audited financial statements included in our Registration Statement on Form F-4 filed with the Securities and Exchange Commission (“SEC”) on January 8, 2007 (the “Registration Statement”).
Forward-Looking Statements
     The following discussion and analysis includes historical and certain forward-looking information that should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the footnotes thereto. This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our Current Report on Form 6-K filed with the SEC on March 15, 2007. These forward looking statements address our expected future business and financial performance, and are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. These statements include those related to our products, product sales, expenses, liquidity, cash flow, growth rates and restructuring efforts. For example, there can be no assurance that our product sales efforts, revenues or expenses will meet any expectations or follow any trend(s), or that our ability to compete effectively will be successful or yield preferred results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” in our Current Report on Form 6-K filed with the SEC on March 15, 2007 and elsewhere in this report. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”).
Overview
     We are a leading supplier of analog interface components for communications, industrial and consumer applications. Our operations are primarily fabless, which means that we rely on independent foundries and third-party contractors to perform most manufacturing, assembly and test functions. This strategy allows us to focus on designing, developing and marketing our products and significantly reduces the amount of capital we need to invest in manufacturing products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We are the successor to the Semiconductor Products Group business segment (“SPG” or “Predecessor”) of Agilent Technologies, Inc. On December 1, 2005, we acquired substantially all of the assets of SPG from Agilent for $2.7 billion (the “SPG Acquisition”).
     The accompanying unaudited condensed consolidated financial data are presented for two periods: Predecessor and Successor, which relate to the period preceding the SPG Acquisition and the period succeeding the SPG Acquisition, respectively. We did not have any significant operating activity prior to December 1, 2005 and accordingly, all references to the combined nine months ended July 31, 2006 represent only the eight months of our operations since completion of the SPG Acquisition plus the results of operations of Predecessor for the month of November 2005. All of the financial statements included in this report are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and expressed in U.S. dollars unless otherwise noted.
Restructuring and Impairment Charges
     In the first quarter of 2007, we began to increase the use of outsourced service providers in our manufacturing operations. In connection with this action, we introduced a largely voluntary severance program intended to reduce our workforce by approximately 30%, primarily in our major locations in Asia. As a result, during the nine months ended July 31, 2007, we incurred total restructuring charges of $37 million, predominantly representing one-time employee termination benefits. See Note 7, “Restructuring and Asset Impairment Charges,” to the Condensed Consolidated Financial Statements for further description.
     During the three months ended July 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review performed in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived assets” of the recoverability of the carrying value of certain manufacturing facilities (the “asset group”).
     SFAS No. 144 requires us to evaluate the recoverability of certain long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continue to evaluate alternatives in support of increasing the use of outsource providers for our manufacturing operations. As part of this ongoing process and based on our review of internal and external factors, during the third quarter we assessed whether there had been a material impairment in certain long-lived assets pursuant to SFAS No. 144. Based on such assessment, we recorded impairment charges of $70 million mostly related to equipment and buildings at certain manufacturing facilities and $88 million for intangible assets related to those manufacturing operations. The net book value of the asset group before the impairment charges was $415 million.

     The impairment charge was measured as an excess of the carrying value of the asset group over its fair value. The fair value of the asset group was estimated using a present value technique, where expected future cash flows from the use and eventual disposal of the asset group were discounted by an interest rate commensurate with the risk of the cash flows.
Polymer Optical Fiber Acquisition
     During the third quarter ended July 31, 2007, we acquired the Polymer Optical Fiber (“POF”) business from Infineon Technologies AG for $27 million in cash (the “POF Acquisition”). The purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $30 million, including intangible assets of $17 million and goodwill of $6 million; and total liabilities of $3 million.
Disposition
     On November 17, 2006, we entered into a definitive agreement to sell our image sensor operation to Micron Technology, Inc. (“Micron”) for $53 million. Our agreement with Micron also provides for up to $17 million in additional earn-out payments by Micron to us upon the achievement of certain milestones. Micron purchased certain assets, including intellectual property rights and fixed assets, and assumed certain liabilities. This transaction closed on December 8, 2006, resulting in $55 million of net proceeds, including $2 million of earn-out payments during the nine months ended July 31, 2007. In addition to this transaction, we also sold intellectual property rights related to the image sensor operation to another party for $12 million. We recorded a gain on the sale of approximately $48 million for both of these transactions, which was reported as income and gain from discontinued operations.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition and the results of operations are based on our unaudited condensed consolidated financial statements that have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and accounting for income taxes and share-based compensation.
     Except for share-based compensation treatment as described below, there have been no significant changes in our critical accounting policies during the three and nine months ended July 31, 2007 compared to what was previously disclosed in “Critical Accounting Policies, and Estimates” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Registration Statement.
Share-Based Compensation
     Effective November 1, 2006 (fiscal 2007), we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” SFAS No. 123R establishes GAAP for share-based awards issued for employee services. Under SFAS No. 123R, share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period. We previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”
     We adopted SFAS No. 123R using the prospective transition method. Under this method, the provisions of SFAS No. 123R apply to all awards granted or modified after the date of adoption. For share-based awards granted after November 1, 2006, we recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123R, using Black-Scholes valuation with straight-line amortization method. Since SFAS No. 123R requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation for such awards for the three and nine months ended July 31, 2007 has been reduced for estimated forfeitures. For outstanding share-based awards granted before November 1, 2006, which were originally accounted under the provisions of APB No. 25 and the minimum value method for pro forma disclosures of SFAS No. 123, we continue to account any portion of such awards under the originally applied accounting principles. As a result, performance-based awards granted before November 1, 2006 are subject to variable accounting until such options are vested, forfeited or cancelled. Variable accounting requires us to value the variable options at the end of each accounting period based upon the then current market price of the underlying common stock. Accordingly, our share-based compensation is subject to significant fluctuation based on changes in the fair value of our common stock.

     For the nine months ended July 31, 2007, we recorded a total charge of $13 million of employee and non-employee share-based compensation, recorded as cost of products sold, research and development and sales, general and administrative expenses, as appropriate.
     The weighted-average assumptions utilized for our Black-Scholes valuation model for the three and nine months ended July 31, 2007 are as follows:

	Three Months Ended	Nine Months Ended
	July 31, 2007	July 31, 2007
Risk-free interest rate	4.96%	4.67%
Dividend yield	0%	0%
Volatility	44%	47%
Expected term (in years)	6.5	6.5
     The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin (“SAB”) No. 107. Determining the input factors such as expected volatility and estimated forfeiture rates requires significant judgment based on subjective future expectations.
Results from Continuing Operations
Three and Nine Months Ended July 31, 2007 Compared to Three and Combined Nine months Ended July 31, 2006
     The following tables set forth the results of operations for the Company for the three and nine months ended July 31, 2007 and 2006. The results of operations for the nine months ended July 31, 2006 includes the operations of our business only for the eight months, from and after the closing of the SPG Acquisition on December 1, 2005, and with those of Predecessor for the month of November 2005. From our inception in September 2005 through November 30, 2005, the Company had no revenues, cost of goods sold, research and development expense or significant operating activities. During this period, the sole activities of the Company were those undertaken in connection with the preparation for the consummation of the SPG Acquisition on, and in anticipation of the commencement of operating activities following, December 1, 2005. For these reasons, management believes that combining the one month Predecessor results with the eight months post-acquisition results is the most meaningful presentation. The combined operating results have not been prepared as pro forma results under applicable regulations, may not reflect the actual results we would have achieved absent the SPG Acquisition and may not be predictive of future results of operations. In addition, despite the combined presentation not being in accordance with GAAP because of, among other things, the change in the historical carrying value or basis of assets and liabilities that resulted from the SPG Acquisition and our transition to a stand-alone entity, we believe that for comparison purposes, such a presentation is most meaningful to an understanding of the results of the business. Additionally, the historic periods do not reflect the impact the SPG Acquisition had on us, most notably significantly increased leverage and liquidity requirements, and may not be predictive of future results of operations.

	Three Months Ended July 31,
	2007	2006	2007	2006
	(In millions)		As a Percentage of Net Revenue
Statement of Operations Data:
Net revenue	$387	$418	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	235	254	61%	61%
Amortization of intangible assets	16	15	4%	4%
Asset impairment charges	140	—	36%	0%
Restructuring charges	8	1	2%	0%

Total cost of products sold	399	270	103%	65%
Research and development	53	58	14%	14%
Selling, general and administrative	44	59	11%	14%
Amortization of intangible assets	7	13	2%	3%
Asset impairment charges	18	—	5%	0%
Restructuring charges	3	2	1%	0%
Acquired in-process research and development	1	—	0%	0%

Total costs and expenses	525	402	136%	96%

Income (loss) from operations	(138)	16	(36)%	4%
Interest expense	(26)	(34)	(7)%	(8)%
Loss on extinguishment of debt	(1)	—	(0)%	0%
Other income, net	2	2	1%	0%

Loss from continuing operations before taxes	(163)	(16)	(42)%	(4)%
Provision for income taxes	4	1	1%	0%

Loss from continuing operations	(167)	(17)	(43)%	(4)%
Income from and gain on discontinued operations, net of income taxes	—	(6)	0%	(2)%

Net income (loss)	$(167)	$(23)	(43)%	(6)%

			Predecessor	Combined	Company	Combined
	Company		One Month Ended	Nine Months	Nine Months	Nine Months
	Nine Months Ended July 31,		November 30,	July 31,	July 31,	July 31,
	2007	2006	2005	2006	2007	2006
	(In millions)				As a Percentage of Net Revenue
Statement of Operations Data:
Net revenue	$1,157	$1,036	$119	$1,155	100%	100%

Costs and expenses:
Cost of products sold:
Cost of products sold	710	674	91	765	61%	66%
Amortization of intangible assets	46	41	—	41	4%	4%
Asset impairment charges	140	—	—	—	12%	0%
Restructuring charges	23	1	—	1	2%	0%

Total cost of products sold	919	716	91	807	79%	70%
Research and development	156	139	22	161	13%	14%
Selling, general and administrative	149	176	27	203	13%	18%
Amortization of intangible assets	23	51	—	51	3%	4%
Asset impairment charges	18	—	—	—	2%	0%
Restructuring charges	14	2	1	3	1%	0%
Acquired in-process research and development	1	—	—	—	0%	0%

Total costs and expenses	1,280	1,084	141	1,225	111%	106%

Income (loss) from operations	(123)	(48)	(22)	(70)	(11)%	(6)%
Interest expense	(83)	(114)	—	(114)	(7)%	(10)%
Loss on extinguishment of debt	(11)	—	—	—	(1)%	0%
Other income, net	8	8	—	8	1%	1%

Loss from continuing operations before taxes	(209)	(154)	(22)	(176)	(18)%	(15)%
Provision for income taxes	8	3	2	5	1%	1%

Loss from continuing operations	(217)	(157)	(24)	(181)	(19)%	(16)%
Income from and gain on discontinued operations, net of income taxes	60	8	—	8	5%	1%

Net income (loss)	$(157)	$(149)	$(24)	$(173)	(14)%	(15)%

     Net revenue. Substantially all of our net revenue is derived from sales of semiconductor components incorporated into electronic products. We serve four primary target markets: wireless communications, wired infrastructure, industrial/automotive electronics and computing peripherals. We sell our products primarily through our direct sales force. We also utilize distributors for a portion of our business.

     Net revenue was $387 million for the three months ended July 31, 2007, compared to $418 million for the three months ended July 31, 2006, a decrease of $31 million or 7%. The decrease in revenue was driven by declines in average selling prices as well as unusually strong customer demand in the three months ended July 31, 2006. Increase in net revenue from products targeted at the consumer and computer peripherals market was offset by decreases in other target markets.
     Net revenue was $1,157 million for the nine months ended July 31, 2007 compared to $1,155 million for the combined nine months ended July 31, 2006, essentially flat. During the nine months ended July 31, 2007, net revenue from our products targeted at the industrial and automotive market experienced strong growth driven by increased shipments of optocouplers across most regions, offset by decrease in our consumer and computer peripherals business.
     Cost of products sold. Our cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing and manufacturing engineering operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment and inventory adjustments, and other manufacturing expenses.
     Total cost of products sold (which for the three months ended July 31, 2007 and 2006 includes amortization of manufacturing-related intangible assets of $16 million and $15 million, respectively, asset impairment charges of $140 million and $0, respectively, and restructuring charges of $8 million and $1 million, respectively) was $399 million for the three months ended July 31, 2007, compared to $270 million for the three months ended July 31, 2006, an increase of $129 million, or 48%. As a percentage of net revenue, cost of products sold increased from 65% for the three months ended July 31, 2006 to 103% for the three months ended July 31, 2007. The increase was primarily attributable to the $140 million of asset impairment charges and $8 million in restructuring charges recorded during the three months ended July 31, 2007. Other cost of products sold decreased, which was in line with the decrease in revenue.
     Total cost of products sold (which for the nine months ended July 31, 2007 and the combined nine months ended July 31, 2006 includes amortization of manufacturing-related intangible assets of $46 million and $41 million, respectively, asset impairment charges of $140 million and $0, respectively, and restructuring charges of $23 million and $1 million, respectively) was $919 million for the nine months ended July 31, 2007, compared to $807 million for the combined nine months ended July 31, 2006, an increase of $112 million or 14%. As a percentage of net revenue, cost of products sold increased from 70% to 79%. The increases were attributable to the $140 million of asset impairment charges and $23 million in restructuring charges taken during the nine months ended July 31, 2007. This increase was partially offset by the fair value adjustment of $43 million relating to inventory acquired as part of the SPG Acquisition, which was substantially sold before July 31, 2006. Additionally, during the combined nine months ended July 31, 2006 we also incurred one-time transition costs in connection with establishing the infrastructure required to operate as a stand-alone entity.
     Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design, development and technical support of our products and technologies. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process.
     Research and development expense was $53 million for the three months ended July 31, 2007, compared to $58 million for the three months ended July 31, 2006, a decrease of $5 million or 9%. As a percentage of net revenue, research and development expenses remained unchanged at 14%. Research and development expense for the three months ended July 31, 2007 was lower in absolute dollars due primarily to one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity in the earlier part of the fiscal 2006.
     Research and development expense was $156 million for the nine months ended July 31, 2007, compared to $161 million for the combined nine months ended July 31, 2006, a decrease of $5 million or 3%. As a percentage of net revenue, research and development expenses decreased from 14% to 13%. The decrease in research and development expense for the nine months ended July 31, 2007 was due primarily to one-time transition costs in connection with establishing the infrastructure required to operate as a stand-alone entity in the earlier part of the fiscal 2006.
     Selling, general and administrative. Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. Our general and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.
     Selling, general and administrative expense was $44 million for the three months ended July 31, 2007, compared to $59 million for the three months ended July 31, 2006, a decrease of $15 million or 25%. As a percentage of net revenue, selling, general and administrative expense decreased from 14% to 11%. Selling, general and administrative expense was $149 million for the nine months ended July 31, 2007, compared to $203 million for the combined nine months ended July 31, 2006, a decrease of $54 million or 27%. As a percentage of net revenue, selling, general and administrative expense decreased from 18% to 13%. Selling, general and administrative expense for the three and combined nine months ended July 31, 2006 was higher than for the three and nine months ended July 31, 2007 due primarily to one-time transition costs in connection with establishing the corporate infrastructure required to operate as a stand-alone entity in the earlier part of the fiscal 2006.
     Amortization of intangible assets. In connection with the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the storage business held for sale. In connection with the POF Acquisition, we recorded intangible assets of $17 million based on a preliminary purchase price allocation. These intangible assets are being amortized over their estimated useful lives of nine months to 20 years.
     Amortization of intangible assets charged to operating expenses was $7 million for the three months ended July 31, 2007 compared to $13 million for the three months ended July 31, 2006. Amortization of intangible assets decreased as order backlog was fully amortized during fiscal 2006.
     Amortization of intangible assets charged to operating expenses was $23 million for the nine months ended July 31, 2007 compared to $51 million for the combined nine months ended July 31, 2006. Amortization of intangible assets decreased as order backlog was fully amortized during fiscal 2006. This was offset by the fact that the nine months ended July 31, 2007 includes amortization of the acquisition-related intangibles for nine months compared to eight months for the combined nine months ended July 31, 2006.
     Asset impairment charges. During the three months ended July 31, 2007, we recorded a $158 million write-down of certain long-lived assets following a review of the recoverability of the carrying value of certain manufacturing facilities in accordance with SFAS No. 144. See Note 7. “Restructuring and Asset Impairment Charges” to the Condensed Consolidated Financial Statements.
     Restructuring charges. During the nine months ended July 31, 2007, we incurred total restructuring charges of $37 million, predominantly representing one-time employee termination benefits. See Note 7. “Restructuring and Asset Impairment Charges” to the Condensed Consolidated Financial Statements.
     Interest expense. In connection with the SPG Acquisition, we incurred substantial indebtedness. Although this debt has been significantly reduced, principally through net proceeds derived from the divestitures of our storage business and printer ASICs business and through repurchases of the 10 1/8% senior notes due December 1, 2013 (“Senior Fixed Rate Notes”), the interest expense relating to this debt has adversely affected, and will continue to adversely affect, our earnings.
     Interest expense was $26 million for the three months ended July 31, 2007, compared to $34 million for the three months ended July 31, 2006, which represents a decrease of $8 million or 24%. For the nine months ended July 31, 2007, interest expense was $83 million, compared to $114 million for the combined nine months ended July 31, 2006, which represents a decrease of $31 million or 27%. Interest expense for the three and combined nine months ended July 31, 2006 includes $6 million and $19 million, respectively, in commitment fees and of debt issuance costs for expired facilities. We presently estimate that the cash portion of our interest expense for the fiscal year ending October 31, 2007 will be $104 million, subject to possible increase if interest rates applicable to our variable rate indebtedness increase.
     Loss on extinguishment of debt. During the three months ended April 30, 2007, we completed a “Modified Dutch Auction” tender offer (the “Offer”) and repurchased $77 million in principal amounts of the Senior Fixed Rate Notes. The repurchase of these Senior Fixed Rate Notes resulted in a loss on extinguishment of debt of $10 million. Additionally, during the three months ended July 31, 2007, we repurchased $6 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $1 million. See Note 6. “Senior Credit Facilities and Borrowings” to the Condensed Consolidated Financial Statements.
     Other income, net. Other income, net includes interest income, foreign currency gain (loss) and other miscellaneous items. Other income, net was flat at $2 million for each of the three months ended July 31, 2007 and 2006, and $8 million for each of the nine months ended July 31, 2007 and the combined nine months ended July 31, 2006.
     Provision for income taxes. We recorded income tax expense of $4 million and $1 million for the three months ended July 31, 2007 and 2006, respectively, and $8 million and $5 million for the nine months ended July 31, 2007 and the combined nine months ended July 31, 2006, respectively. The increase is primarily driven by an increase in operating profits in Singapore and our international operations. We maintain full valuation allowances in jurisdictions with net losses until sufficient positive evidence exists to support the reversal of valuation allowances.
Liquidity and Capital Resources
     We began operating as an independent company on December 1, 2005. Prior to that date, we operated as a business segment of Agilent, which funded all of our cash requirements, and received all of the cash our operations generated, through a centralized cash management system. Accordingly, none of the Agilent cash, cash equivalents or debt at the corporate level were assigned to Predecessor in the historical financial statements for periods prior to December 1, 2005.

     Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures.
     We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for the next 12 months.
     Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have sufficient cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.
Cash Flows for the Nine Months Ended July 31, 2007 and 2006
     Net cash provided by operations during the nine months ended July 31, 2007 was $24 million. The net cash provided by operations was primarily due to non-cash charges of $265 million, offset by a net loss of $157 million and by changes in operating assets and liabilities of $84 million. Non-cash charges for the nine months ended July 31, 2007 include $134 million for depreciation and amortization, $159 million of non-cash restructuring and assets impairment charges, $13 million in share-based compensation and $11 million loss on extinguishment of debt, offset by a $58 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2006 include a decrease in other current assets and current liabilities of $76 million, an increase in accounts receivable of $32 million, as well as a decrease in employee compensation and benefits accruals of $18 million as the result of disbursements related to our employee benefit programs. These uses of cash are partially offset by decreases from October 31, 2006 in inventory and other long-term assets and liabilities of $30 million and $12 million, respectively. Our reported cash flow from operations for the nine months ended July 31, 2006 reflects in part the initial build-up of current assets and liabilities not acquired or assumed from Agilent relating to taxes and employee obligations.
     Net cash provided by investing activities for the nine months ended July 31, 2007 was $11 million. The net cash provided by investing activities was principally due to net proceeds received from the sale of the image sensor operation of $55 million and performance-based payment in connection to the sale of our printer ASICs business of $10 million, offset by the POF Acquisition for $27 million and purchases of property, plant and equipment of $27 million. Net cash used in investing activities for the nine months ended July 31, 2006 was $2,088 million. Net cash used in investing activities for the nine months ended July 31, 2006 were primarily due to the SPG Acquisition for $2,707 million, offset by proceeds from the sale of discontinued operations of $665 million.
     Net cash used in financing activities for the nine months ended July 31, 2007 was $94 million, comprised mainly of the repurchase of Senior Fixed Rate Notes of $92 million. The net cash provided by financing activities for the nine months ended July 31, 2006 was principally from proceeds of $1,666 million from debt borrowings and the issuance of ordinary and redeemable convertible preference shares of approximately $1,051 million and $250 million, respectively, less $725 million of debt repayments and $249 million associated with the redemption of all of the redeemable convertible preference shares.
Indebtedness
     We have a substantial amount of indebtedness. As of July 31, 2007, including the capital lease obligation, we had $923 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $250 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $11 million at July 31, 2007, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis). Our liquidity requirements are significant, primarily due to debt service requirements.
     During the three months ended April 30, 2007, we repurchased $77 million in principal amounts of the Senior Fixed Rate Notes and paid $7 million in early tender premium, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of $7 million early tender premium, $2 million write-off of debt issuance costs and less than $1 million legal fees and other related expenses.
     During the three months ended July 31, 2007, we repurchased $6 million in principal amounts of the Senior Fixed Rate Notes from the open market, resulting in a loss on extinguishment of debt of $1 million.
Contractual Commitments
     On January 10, 2007, we entered into a lease extension for our lease in San Jose, California. This extension will terminate in the first quarter of 2016. Our future minimum lease payments under our leases at July 31, 2007 were $3 million for the remainder of 2007, $10 million for 2008, $6 million for 2009, $6 million for 2010, $2 million for 2011, $2 million for 2012, and $7 million thereafter.

     At July 31, 2007, we had unconditional purchase obligations of $24 million for fiscal 2007 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.
     Long-Term Debt. At July 31, 2007, we had debt obligations of $917 million, with no principal due on the debt obligations before the beginning of fiscal year 2013. Estimated future interest expense payments related to debt obligations at July 31, 2007 were $25 million for the remainder of 2007, $101 million for 2008, $101 million for 2009, $101 million for 2010, $100 million for 2011, $99 million for 2012 and $153 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the Senior Floating Rate Notes as was in effect on July 31, 2007, commitment fees, and letter of credit fees.
     There were no other substantial changes to our contractual commitments in the first and second quarter of 2007.
Off-Balance Sheet Arrangements
     We had no material off-balance sheet arrangements at July 31, 2007.
New Accounting Pronouncements
     In December 2006, the Financial Accounting Standard Board (“FASB”) issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements.” This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” The guidance is effective for fiscal years beginning after December 15, 2006. We are currently evaluating this new pronouncement and the related impact on our financial statements.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115.” SFAS No. 159 allows companies to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. We are currently evaluating this new pronouncement and the related impact on our financial statement.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate
     At July 31, 2007, we had $250 million of debt outstanding under the Senior Floating Rate Notes which is based on a floating rate index. A 0.125% change in interest rates would increase the annual interest expense on the floating rate indebtedness by $0.3 million.
Currency Exchange Rates
     Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. Historically, Agilent hedged its net cash flow and balance sheet exposures that were not denominated in the functional currencies of its subsidiaries on a short term and anticipated basis. As of July 31, 2007, we did not currently use a hedging program. However, we continually assess and evaluate our currency exchange exposures and will enter into hedging transactions in the future.
Controls and Procedures
     (a) Evaluation of Disclosure Controls and Procedures. As required by SEC Rule 15d-15(b), our management, with the participation of our Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”), evaluated the effectiveness of our disclosure controls and procedures as of July 31, 2007. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our CEO and CFO concluded that, as of July 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.
     (b) Changes in Internal Controls Over Financial Reporting. Not applicable.
OTHER INFORMATION
Legal Proceedings
     From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.
Risk Factors
     In addition to the other information set forth in this report, you should carefully consider the factors discussed in “Risk Factors” included in our Current Report on form 6-K filed with the SEC on March 15, 2007 which have not materially changed. Those risks, which could materially affect our business, financial condition or future results, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.
Unregistered Sales of Equity Securities and Use of Proceeds
     Not Applicable.
Defaults Upon Senior Securities
     Not Applicable.
Submission of Matters to a Vote of Security Holders
     Not Applicable.
Other Information
     Not Applicable.
Exhibits
     Not Applicable.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By: /s/ Mercedes Johnson
Mercedes Johnson
Chief Financial Officer
Date: September 12, 2007